MR



10035336

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51001

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HAND SECURITIES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5700 NORTHWEST CENTRAL DR., 4TH FLOOR
(No. and Street)

HOUSTON (City) TX (State) 77092 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN S HAND 713-744-3813
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICE WATERHOUSECOOPERS LLP
(Name – *if individual, state last, first, middle name*)

3600 HSBC CENTER (Address) BUFFALO (City) NY (State) 14203-2879 (Zip Code)

SEC Mail Processing
Section
MAR 01 2010
Washington, DC
110

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEPHEN S HAND, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HAND SECURITIES INC, as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



KELLI C. HILL
MY COMMISSION EXPIRES
October 27, 2011

Signature

EXEC. VICE PRESIDENT / FINOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

Hand Securities, Inc.

Financial Statements and Schedule
December 31, 2009

Hand Securities, Inc.
Index
December 31, 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
3600 HSBC Center
Buffalo NY 14203-2879
Telephone (716) 856 4650
Facsimile (716) 856 1208

Report of Independent Auditors

To the Shareholder of
Hand Securities, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in shareholder's equity and cash flows present fairly, in all material respects, the financial position of Hand Securities, Inc. (the "Company") at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 24, 2010

Hand Securities, Inc.
Statement of Financial Condition
December 31, 2009

Assets:		
Cash and cash equivalents	$	741,234
Deposit with clearing organization		35,566
Commissions and fees receivable		78,918
Prepaid expenses		15,016
Total assets	**$**	**870,734**
Liabilities:		
Accounts payable and accrued expenses	$	79,448
Income taxes payable to CBSI		8,095
Total liabilities		**87,543**
Shareholder's equity:		
Common stock, $1.00 par value, 50,000 shares authorized; 1,000 shares issued		1,000
Additional paid-in capital		644,830
Retained earnings		137,361
Total shareholder's equity		**783,191**
Total liabilities and shareholder's equity	**$**	**870,734**

The accompanying notes are an integral part of the consolidated financial statements.

Hand Securities, Inc.
Statement of Income
Year Ended December 31, 2009

Revenues:	
Commissions and fees	$ 515,056
Interest	10,592
Total revenues	**525,648**
Operating expenses:	
Management fee	431,426
Legal and professional fees	18,219
Data processing and communications	16,906
Other	9,758
Total expenses	**476,309**
Income before income taxes	**49,339**
Income taxes	12,557
Net income	**$ 36,782**

The accompanying notes are an integral part of the consolidated financial statements.

Hand Securities, Inc.
Statement of Changes in Shareholder's Equity
Year Ended December 31, 2009

	Common Stock		Additional		
	Shares Outstanding	Amount Issued	Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2009	**1,000**	**$1,000**	**$644,830**	**$100,579**	**$746,409**
Net income				36,782	36,782
Balance at December 31, 2009	**1,000**	**$1,000**	**$644,830**	**$137,361**	**$783,191**

The accompanying notes are an integral part of the consolidated financial statements.

Hand Securities, Inc.
Statement of Cash Flows
Year Ended December 31, 2009

Operating activities:	
Net income	$36,782
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in assets and liabilities:	
Deposit with clearing organization	(6,925)
Commissions and fees receivable	79,129
Income tax receivable	8,015
Prepaid expenses	1,289
Accounts payable and accrued expenses	(29,618)
Income taxes payable to CBSI	8,095
Net cash provided by operating activities/ change in cash and cash equivalents	**96,767**
Cash and cash equivalents at beginning of year	644,467
Cash and cash equivalents at end of year	**$ 741,234**

The accompanying notes are an integral part of the consolidated financial statements.

Hand Securities, Inc.
Notes to Financial Statements
December 31, 2009

Note A: Organization and Nature of Business

Hand Securities, Inc. (the Company), acts as an agent in connection with the purchase and sale of equity and debt securities and with the purchase and sale of shares in mutual funds with customer accounts cleared on a fully disclosed basis. The Company is a wholly-owned subsidiary of Hand Benefits & Trust Company (the Parent), which is a wholly-owned subsidiary of Benefit Plans Administrative Services, Inc. ("BPAS"), which is a wholly-owned subsidiary of Community Bank System, Inc. ("CBSI").

The Company operates pursuant to the (k)(2)(ii) exemptive provision of the Securities and Exchange Commission's ("SEC") Rule 15c3-3 and does not hold customer funds or securities, but, as an introducing broker or dealer, will clear all transactions with and for customers on a fully disclosed basis through a clearing broker. The Company is registered as a securities dealer with the SEC and various states and is registered with the Financial Industry Regulatory Authority ("FINRA").

Note B: Significant Accounting Policies

Basis of Presentation
The Company's financial statements have been prepared on the accrual basis of accounting.

Cash and Cash Equivalents
The Company considers all liquid financial instruments with original maturities of less than 90 days and not pledged or otherwise restricted, as cash and cash equivalents. The carrying amounts approximate fair values because of the short maturity of cash equivalents. At December 31, 2009, the Company's cash accounts exceeded federally insured limits by approximately $314,000.

Securities Transactions
The Company clears the majority of its proprietary and customer transactions through an unaffiliated broker-dealer on a fully disclosed basis. Securities transactions and related sales commission revenues are recorded on a trade-date basis. Commissions and fees consist of sales commissions, 12b-1 fees and sub-transfer agent fees. The 12b-1 fees and sub-transfer agent fees are accrued as earned.

Income Taxes
The Company is included in the consolidated federal and state income tax returns filed by CBSI. Income taxes are calculated on a stand-alone return basis, with the Company's share of the tax provision either remitted to or received from the Parent. Income tax expense is based on taxes currently payable or refundable as well as deferred taxes that are based on temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are reported in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. At December 31, 2009 the Company owed $8,095 to CBSI for the Company's pro rata share of income taxes.

Included in income tax is $3,186, before federal benefit, of Texas Margin Tax, which is calculated as a percent of gross revenue. Under Accounting Standards Codification ("ASC") Section 740 this is considered a tax based on income, and accordingly is classified as income tax expense.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions, such as to the collectability of receivables, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note C: Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital of $648,622, which was $598,622 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to regulatory net capital was 0.14 to 1.

Deposits with the clearing organization are considered allowable assets in the computation of net capital, pursuant to an agreement between the Company and the clearing organization that requires, among other things, for the clearing organization to perform a computation of deposits similar to the customer reserve computation set forth in Rule 15c3-3.

Note D: Clearing Organization

The Company has an agreement with a clearing organization whereby the clearing organization performs clearing functions for all security transactions with brokers and dealers. The clearing organization requires that a security deposit balance of $25,000 be maintained by the Company. The balance bears interest at a rate determined by the clearing organization and is due on demand.

Note E: Contingent Liabilities

In the normal course of business, the Company's activities involve the execution, settlement and financing of securities' transactions through a clearing broker. These activities may expose the Company to off-balance sheet credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligations.

The clearing broker, through which accounts are introduced, and the Company seek to control the risks associated with customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines and by monitoring for prompt customer payments in accordance with various regulatory guidelines. The Company is contingently liable for any customer account deficits with the clearing broker that are not otherwise satisfied. The clearing broker and the Company monitor required margin levels daily and, pursuant to such guidelines, require customers to deposit additional collateral or to reduce positions where necessary. The Company has not experienced any losses to date related to these risks, and no future losses are anticipated.

Note F: Related-party Transactions

For the year ended December 31, 2009, the Company paid Benefit Plan Administrative Services, LLC, an affiliated company, management fees of $431,426 for administrative and recordkeeping services. Included in accounts payable and accrued expenses is $62,227 of management fees.

The Company maintains a checking account with Community Bank N.A., an affiliated company. At December 31, 2009 the balance in this account was $132,854.

Note G: Income Taxes

Income tax expense includes these components:

	Federal	State	Total
Current expense	$ 6,998	$ 5,990	$ 12,988
Deferred benefit	(255)	(176)	(431)
Income tax expense	$ 6,743	$ 5,814	$ 12,557

Income tax expense as a percentage of income before income taxes differs from the statutory rate of 15% primarily due the effects of state income taxes, which provide a federal income tax benefit.

Note H: Cash and Securities Segregated Under Federal and Other Regulations

There are no funds deposited by customers or funds accruing to customers as a result of trades or contracts. As a result, there are no cash or assets segregated under the Commodity Exchange Act.

There is no cash aggregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

The Company is exempt from Rule 15c3-3 under subsection (k)(2)(ii). Under this exemption, the *Computation for Determination of Reserve Requirements* and *Information Relating to the Possession of Control Requirements* are not required.

Hand Securities, Inc.
Supplemental Schedule
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2009

Net capital:	
Total stockholder's equity	$ 783,191
Less:	
Nonallowable assets	(130,569)
Other deductions – excess fidelity bond deductible	(4,000)
Net capital	$ 648,622
Nonallowable assets:	
Commissions and fees receivable	$ 78,918
Prepaid expenses	15,016
Excess cash at affiliate	36,635
Total nonallowable assets	$ 130,569
Aggregate indebtedness	$ 87,543
Net capital requirement (the greater of $50,000 or 6 2/3% of aggregate indebtedness)	$ 50,000
Net capital requirement in excess of net capital	$ 598,622
Ratio of aggregate indebtedness to net capital	0.135 to 1

Note: The above computation agrees to the new capital computation of net capital under Rule 15c-3-1 as of December 31, 2009, filed by the company with the SEC on Part IIA of the unaudited Form X-17a-5.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
3600 HSBC Center
Buffalo NY 14203-2879
Telephone (716) 856 4650
Facsimile (716) 856 1208

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5(g)(1)

To the Shareholder of
Hand Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Hand Securities, Inc. (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2010

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
3600 HSBC Center
Buffalo NY 14203-2879
Telephone (716) 856 4650
Facsimile (716) 856 1208

Report of Independent Accountants

To the Shareholder of
Hand Securities, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of the Securities Investor Protection Corporation (SIPC) of Hand Securities, Inc. for the period from April 1, 2009 through December 31, 2009, which were agreed to by Hand Securities, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Hand Securities, Inc.'s compliance with the applicable instructions of Form SIPC-7T during the 9 months ended December 31, 2009. Management is responsible for Hand Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7T, with the respective cash disbursement records entries, as follows:

   Payments dated January 27, 2009 in the amount of $150 and February 17, 2010 in the amount of $98.65, per lines 2B and 2F of Form SIPC-7T, respectively, compared to the January 27, 2009 and February 17, 2010 check registers, respectively, obtained from Jennifer Pollock, Community Bank System, Inc. Subsidiary Accounting Manager, check numbers 4686270102 and 4686270068 dated January 27, 2009, and February 17, 2010, respectively. In addition, compared the payments to copies of checks sent by Hand Securities, Inc., obtained from Jennifer Pollock, Community Bank System, Inc. Subsidiary Accounting Supervisor. We noted no differences.

2. Compared the Total Revenue amount reported on the audited Form X-17A-5 for the year ended December 31, 2009, less the revenues reported on Hand Securities, Inc.'s Focus Reports, for the period from January 1, 2009 to March 31, 2009 as applicable, with the Total revenue amount of $433,335.67 reported on page 2, item 2a of Form SIPC-7T for the period from April 1, 2009 through December 31, 2009. No differences were noted.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7T with the supporting schedules and working papers, as follows:

   a. Compared deductions on line 2c, revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products, of $323,335.91 to the Hand Securities, Inc. Focus IIA Income Expense Summary schedule provided by William Bedell, Hand Securities, Inc. Accounting Manager. We noted the Focus IIA Income Expense Summary was $2,861 higher than the Form SIPC-7T. This causes a reduction of $2,861 in the calculation reflected in Form SIPC-7T on line 2d, SIPC Net Operating Revenues. In addition, it causes a reduction of $7.16 in the calculation reflected in Form SIPC-7T on line 2e, General Assessment @ .0025.

   b. Compared deductions on line 2c, other revenue not related either directly or indirectly to the securities business, of $10,540.93 to the Hand Securities, Inc. Focus IIA Income Expense Summary schedule provided by William Bedell, Hand Securities, Inc. Accounting Manager. No differences were noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $99,458.83 and $248.65, respectively of the Form SIPC-7T. No differences were noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC 7-T in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Hand Securities, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2010